Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Invest in Sunny: The viral 'ingenious' period cup and applicator that is a 'total game changer for period care'

wefunder.com

 Drew Jarvis and 42 others

9 comments · 1 repost